                                                                  EXHIBIT 29
                              [LETTERHEAD OF WLR FOODS, INC.]



April 21, 1994

Dear Fellow Shareholder:

You are cordially invited to attend a special meeting of shareholders of WLR Foods scheduled to be held Saturday, May 21, 1994. The meeting will be held at Turner Ashby High School, 800 North Main Street, Bridgewater, Virginia, at 1:00 in the afternoon, following the Virginia Poultry Festival parade in Harrisonburg. Your Board of Directors and management look forward to greeting personally those shareholders able to be present.

The meeting has been requested by Tyson Foods in order to continue its hostile takeover attempt of WLR Foods. To further its objective, Tyson will be seeking your vote for its own proposal to give Tyson and its associates voting rights in connection with shares of WLR Foods they may acquire, or have acquired, in their effort to take control of your Company.

Your Board of Directors remains steadfast in its opposition to Tyson's continuing efforts to take over WLR Foods. We thank our many shareholders for their unwavering support in the face of Tyson's hostile, unsolicited and highly conditional tender offer for your shares of stock in WLR Foods -- an offer which we believe is inadequate and not in your best interests. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE 'AGAINST' TYSON'S PROPOSAL.

                    SEND DON TYSON A MESSAGE WITH YOUR VOTE

Our shareholders have told Tyson in many ways that they oppose Tyson's unsolicited, hostile takeover attempt for WLR Foods. As you know, on the date Tyson extended its offer to June 3, not even 7% of our stock had been tendered to Tyson. Our shareholders have also told Don Tyson face to face, in letters, phone calls, petitions and letters to the editor that they do not want WLR Foods to be the latest acquisition by a corporate raider from Arkansas. Sadly, Tyson has not heard you. Or maybe he's not a good listener. Therefore, your vote is very important because it sends a loud and clear message about how you feel about Tyson taking over your Company. It's now time for you -- the true owners of WLR Foods -- to send that message by signing, dating, marking and promptly mailing your white proxy. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE 'AGAINST' TYSON'S PROPOSAL.

Remember, Tyson's tender offer is highly conditional so that Tyson can back out if certain things don't go its way. One of those things is Tyson getting votes from WLR Foods shareholders at this special meeting. We are not sure whether Tyson will 'go away' if they don't get voting rights, but they have said they would. Let's put Tyson to the test.

                 PLEASE SIGN, DATE AND MARK THE ENCLOSED WHITE
              PROXY AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE,
                 EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING

Tyson will also be sending you its proxy statement and proxy trying to get you to vote with them. We've read it and, as usual, Tyson is once again attacking the Board you elected simply for defending WLR Foods and its shareholders against an unsolicited, hostile tender offer which we believe is inadequate and not in your best interests. We caution you not to sign any proxy sent to you by Tyson -- not even as a vote of protest. REMEMBER, TYSON IS USING THE NAME 'WLR ACQUISITION CORP.' DON'T BE MISLED. WLR ACQUISITION CORP. IS TYSON.

Enclosed with this letter is WLR Foods notice of special meeting and Proxy Statement and a white proxy. You should read these materials for a more complete description of the special meeting. Since this meeting is Tyson's idea, WLR Foods also is required by law to enclose in this mailing a document Tyson prepared, called a 'Control Share Acquisition Statement.' That's enclosed, but it's Tyson's material, not ours.

                      WLR FOODS IS BUILDING VALUE FOR YOU

In a nutshell, we believe now is the wrong time to sell WLR Foods. Our recently completed, five-year $133,700,000 capital spending program is now starting to build value for our shareholders. Production has increased 115% over 1988 levels and we expect to be fully enjoying the benefits of these substantial investments in the near future. When you also consider the benefits of our recent restructuring program and acquisitions, WE THINK YOU WILL AGREE THAT WLR FOODS IS ENTERING A STRONG GROWTH PERIOD WITH EXCELLENT PROSPECTS TO ACHIEVE ITS FULL POTENTIAL.

Your Board of Directors firmly believes that the actions it has taken in the last few months have been in the best interests of WLR Foods shareholders. Yet Tyson has sued WLR Foods directors and is challenging everything we've done to protect WLR Foods and you. Tyson is even attacking the statutes which Virginia put on the books to protect Virginia's companies and their shareholders from situations exactly like this.

Tyson has forced WLR Foods to spend a great deal of time and money defending your interests and has created a tremendous drain on our people and operations simply because we have decided that our future -- and the future of all our shareholders -- is better as WLR Foods than as the latest purchase, in the line of many, of a corporate raider from Arkansas. If you agree with us and believe that the future of WLR Foods holds great promise, WE URGE YOU TO VOTE 'AGAINST' TYSON'S PROPOSAL BY SIGNING, DATING, MARKING AND PROMPTLY MAILING THE ENCLOSED WHITE PROXY. Please act today to ensure that your proxy is received timely. Sending in your proxy will not prevent you from voting at the meeting if you plan to attend.

On behalf of everyone at WLR Foods, we thank you for your continued support. We renew our commitment to act in the best interests of you and your Company. Please call any of us if you have any questions. The number for WLR Foods is
(703) 896-7001.

Sincerely yours,

/s/ Charles W. Wampler, Jr.            /s/ James L. Keeler
Charles W. Wampler, Jr.                James L. Keeler
Chairman, Board of Directors           President and Chief Executive Officer

/s/ Herman D. Mason                    /s/ William D. Wampler
Herman D. Mason                        William D. Wampler
Vice Chairman, Board of Directors      Director

/s/ George E. Bryan                    /s/ Stephen W. Custer
George E. Bryan                        Stephen W. Custer
Director                               Director

/s/ Charles L. Campbell                /s/ William H. Groseclose
Charles L. Campbell                    William H. Groseclose
Director                               Director

/s/ Calvin G. Germroth                 /s/ J. Craig Hott
Calvin G. Germroth                     J. Craig Hott
Director                               Director